FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Dolly Varden Silver Corporation ("Dolly Varden" or the "Company")

Suite 3123 - 595 Burrard Street

PO Box 49139

Three Bentall Centre

Vancouver, BC V7X 1J1

2. Date of Material Change

 April 2, 2025

3. News Release

A news release was disseminated in Canada on April 2, 2025 through the facilities of Newsfile Corp., and a copy was subsequently filed under the Company's profile on SEDAR+.

4. Summary of Material Change

On April 2, 2025, Dolly Varden announced that it has applied to list its issued and outstanding common shares (the "Common Shares") on the NYSE American, LLC (the "NYSE American") and that the Company was proceeding with a consolidation of its Common Shares on the basis of one new post consolidation Common Share for every four existing pre-consolidation Common Shares (the "Consolidation").  The effective date of the Consolidation was April 7, 2025.

5.1 Full Description of Material Change

On April 2, 2025, Dolly Varden announced that it has applied to list its Common Shares on the NYSE American to complement its current listing on the TSX Venture Exchange (the "TSXV").

In advance of listing on the NYSE American, Dolly Varden intends to file a Form 40-F registration statement with the United States Securities and Exchange Commission (the "SEC"). Subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements, the Company expects its Common Shares to commence trading on the NYSE American around late April.

Dolly Varden's Common Shares would trade on the NYSE American under the ticker symbol "DVS". A trading date will be announced once all regulatory requirements are satisfied. The listing of the Common Shares remains subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements.  Trading on the OTCQX under the ticker symbol DOLLF is expected to cease in connection with the NYSE American listing.

The Company's registration statement has not yet been filed or become effective.  Any listing of the Company's Common Shares on the NYSE American will be subject to the registration statement becoming effective.  The Company cannot provide assurance that it will be successful in achieving a listing of its Common Shares on the NYSE American.

In connection with the proposed listing on the NYSE American, the Company has completed a consolidation of its Common Shares on the basis of one new post consolidation Common Share for every four existing pre-consolidation Common Shares.  The post-Consolidation Common Shares commenced trading on the TSXV under the new CUSIP:256827783 and new ISIN:CA2568277834 on April 7, 2025. The Company's ticker symbol "DV" remains unchanged on the TSXV.

The Consolidation has had the effect of reducing the number of issued and outstanding Common Shares from 318,077,469 to approximately 79,519,367. Proportionate adjustments will be made to the Company's outstanding stock options, warrants and restricted share units. No fractional Common Shares will be issued pursuant to the Consolidation and any fractional Common Shares that would have otherwise been issued will be rounded to the nearest whole Common Share.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

 This report is not being filed on a confidential basis.

7. Omitted Information

Not applicable.

8. Executive Officer

Shawn Khunkhun, CEO and Director

Telephone: 1-604-602-1440

info@dollyvardensilver.com

9.  Date of Report

 April 7, 2025

Forward-Looking Statements

This material change report may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Such forward-looking statements included in this material change report include: the Company's proposed listing of Common Shares on the NYSE American and registration with the SEC; and the benefits of listing the Common Shares on the NYSE American.  Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated March 28, 2024 for the year ended December 31, 2023 and other documents filed by the Company with the Canadian securities regulatory authorities, which are available on SEDAR+ at www.sedarplus.ca. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.